UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-14437
CUSIP NUMBER 74973W 10 7

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RTI INTERNATIONAL METALS, INC.

(Full Name of Registrant)

N/A
(Former Name if Applicable)

1000 Warren Avenue
(Address of Principal Executive Offices (Street and Number))

Niles, Ohio 44446
(City, State and Zip Code)

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 could not be filed within the prescribed time period without unreasonable effort or expense because the Company’s management has spent a significant amount of time and resources toward compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). This, coupled with: (i) the normal operations of the Company; (ii) the work stoppage at the Niles, Ohio facility; (iii) a higher than normal attrition of accounting personnel; and (iv) the acquisition of Claro Precision, Inc. in October 2004 caused the Company to be unable to complete the work necessary to close its books in a timely and accurate fashion, without unreasonable effort and expense, to prepare for its annual audit. Because the Company has been unable to timely and accurately complete the process of closing its books and preparing its financial statements, its Form 10-K due March 16, 2005 is not yet complete. Therefore, the Company is filing Form 12b-25.

The closing process resulted in a number of year-end adjustments to the Company’s books. Additional adjustments may be possible. Based upon the information currently known to the Company, it believes that once the closing process is completed, the results of operations for 2004 may require adjustment from the unaudited results previously disclosed by the Company on February 1, 2005. On that date, the Company announced an unaudited net loss for 2004 of $2.8 million, or $0.13 per share. The Company believes that the cumulative effect of any required adjustments will be no greater than $0.7 million, or $0.03 per share. Certain of the adjustments relate to the February 7, 2005 letter of the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) expressing the SEC’s views on certain lease accounting matters. The Company is evaluating the possibility that it may need to adjust the presentation of a lease for certain buildings in Houston Texas in light of this recent guidance. The Company will announce its final results once its audit is complete.

SOX 404 and related rules of the SEC require management of public companies to periodically assess the effectiveness of internal control over financial reporting and to report their conclusions, including the disclosure of any material weakness in internal control over financial reporting identified by management. In addition, SOX 404 requires a company’s independent registered public accounting firm to report on management’s annual assessment of the effectiveness of the Company’s internal control over financial reporting.

As an “accelerated filer,” the Company is required to comply with SOX 404 for the year ended December 31, 2004 and thus management’s report on its internal control assessment as of the end of the year must be included in the Form 10-K for the year ended December 31, 2004. In late November 2004, the SEC issued an exemptive order providing a 45-day extension for the filing of management's report by eligible companies. The Company is electing to utilize this 45-day extension; therefore, its Form 10-K, when filed, even with the delay discussed above, will not include this report. This report will be included in an amended Form 10-K expected to be filed on or before May 2, 2005.

Management’s assessment of the Company’s internal control over financial reporting pursuant to SOX 404 is ongoing and is therefore incomplete. However, management has identified several significant deficiencies, as defined by SOX, some of which most likely will be, under SOX 404, material weaknesses, including: (i) The Company’s third party provider that processes certain health care claims for the Company’s employees and retirees did not provide the Company with its report asserting to the effectiveness of the controls at the third party provider; (ii) The Company switched to a new fixed asset accounting system in the fourth quarter of 2004 which was documented and tested for SOX 404 purposes but, because of problems with the performance of the system, was not used to generate the Company’s year-end financial statements. Instead, the Company relied on its legacy fixed asset accounting system which was not SOX 404 compliant; (iii) The Company had a number of deficiencies with respect to segregation of duties in the Company’s Enterprise Resource Planning (“ERP”) system and had several individuals that had full access to its ERP system; (iv) As described above, the Company has had an unusually high strain on its resources that affected its ability to timely and accurately complete the work needed for its year-end closing and preparation of GAAP financial statements, and the Company needed numerous adjustments to its financial statements in the closing process; (v) The Company utilizes over 500 Excel™ spreadsheets in its consolidation accounting and other applications some of which were not protected to assure that they were not subject to unauthorized changes; and (vi) There were a number of other deficiencies which individually or when aggregated could possibly be material. If in evaluating any of the above deficiencies against the Company’s internal control framework, the Company’s management determines that a material weakness existed at December 31, 2004, then management will be required to conclude that the Company’s internal control over financial reporting was ineffective at December 31, 2004. Should that be the case, the Company expects that its independent registered public accounting firm would issue an adverse opinion on the effectiveness of the Company’s internal control over financial reporting at December 31, 2004.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dawne S. Hickton, Esq., General Counsel ` (Name)	(330) 544-7818 (Area Code and Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto and incorporated by reference.

RTI INTERNATIONAL METALS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ Lawrence W. Jacobs

Lawrence W. Jacobs,
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. §1001).

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Exhibit A

RTI International Meals, Inc. Form 12b-25
Explanation referred to in Part IV, Item 3

As described in Part III of this Form 12b-25, the Company has not yet completed its financial statements for 2004. The Company currently believes that its net loss for 2004 was approximately $2.7 million or $0.13 per share which compares to net income of $4.7 million or $0.23 per share in 2003. For the fourth quarter of 2004, the Company believes its sales were approximately $61.3 million which compares to $45.6 million for same period of 2003. Fourth quarter’s net loss for 2004 is believed to have been approximately $3.8 million compared to a net income of $1.9 million for the same period of 2003.

The statements contained herein relating to matters that are not historical facts are forward-looking statements that may involve risks and uncertainties. These include, but are not limited to, the design and effectiveness of the Company’s internal control over financial reporting, the current impact of global events on the commercial aerospace industry, military spending, global economic conditions, the competitive nature of the markets for specialty metals, the assimilation of Claro Precision, Inc. into RTI, and other risks and uncertainties included in the Company’s filings with the Securities and Exchange Commission. Actual results can differ materially from those forecasted or expected. The information contained in this exhibit is qualified by and should be read in conjunction with the statements and notes filed with the Securities and Exchange Commission on Forms 10-K and 10-Q, as may be amended from time to time. RTI’s independent registered public accounting firm has not completed its year-end audit of 2004 results. The Company’s 2004 results are subject to completion, audit and the filing of its Annual Report on Form 10-K.

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